Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

August 23, 2006

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.

Management is responsible for all information in the financial statements. Management is also responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established procedures providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors fulfills its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors. This Committee monitors the independence and performance of our independent auditors and meets with the auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval. This Committee reviews and discusses with management the consolidated financial statements and related accounting principles and practices. This Committee also monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.

(signed) Barry Erhl

(signed) Edward Byrd

Barry Erhl, Director

Edward Byrd, Director

August 23, 2006

August 23, 2006

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7

Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Independent Auditors’ Report

To the Shareholders of

Derek Oil and Gas Corporation

We have audited the consolidated balance sheets of Derek Oil and Gas Corporation (an exploration stage company) as at April 30, 2006 and 2005 and the consolidated statements of operations and cash flows for the years ended April 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows and the changes in its shareholders’ equity for the years ended April 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

August 23, 2006

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated August 23, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

August 23, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Balance Sheets

As at April 30, 2006 and 2005

(expressed in Canadian dollars)
	2006	2005
	$	$
Assets Current assets Cash and cash equivalents	1,652,370	1,008,208
Prepaids	18,659	26,827
Accounts receivable	91,211	11,356
	1,762,240	1,046,391
Performance bonds (note 3)	22,408	25,138
Oil and gas properties (note 3)	14,438,903	14,194,246
Other assets - net	15,907	19,925
	16,239,458	15,285,700
Liabilities Current liabilities Accounts payable and accrued liabilities	67,384	172,177
Asset retirement obligation	59,688	-
	127,072	172,177
Shareholders’ Equity Capital stock (note 4)	30,611,632	28,854,814
Contributed surplus	1,630,060	1,324,758
Deficit	(16,129,306)	(15,066,049)
	16,112,386	15,113,523
	16,239,458	15,285,700

Going concern and nature of operations (note 1)

Contingency (note 11)

Approved by the Board of Directors

(signed) Barry Erhl     Director             (signed) Edward Byrd     Director

The accompanying notes are an integral part of the consolidated financial statements.

Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Statements of Operations

For the years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)
	2006	2005	2004
	$	$	$
Administration expenses Accounting, legal and audit	59,310	85,448	160,739
Accretion on notes payable	-	-	6,522
Consulting and management fees	161,758	184,714	170,979
Cost recoveries	(6,080)	-	-
Foreign exchange loss (gain)	10,026	25,634	(17,863)
Insurance	65,683	53,125	10,988
Interest expense	2,778	5,801	51,688
Office administration and other	51,557	79,580	101,061
Office rental	55,702	58,203	21,405
Shareholders’ information and travel	299,709	213,536	289,584
Stock exchange and filing fees	34,899	13,844	29,153
Stock compensation expense (note 4(b))	119,169	423,552	631,956
Telephone	20,996	20,896	26,533
Transfer fees	9,715	10,347	9,398
Wages and salaries	216,924	210,185	114,472
	1,102,146	1,384,865	1,606,615
Other income Gain on settlement of liabilities	-	-	25,398
Interest and other income	38,889	9,312	11,324
	38,889	9,312	36,722
Loss for the year	(1,063,257)	(1,375,553)	(1,569,893)
Basic and diluted loss per share	(0.03)	(0.04)	(0.06)
Weighted average number of shares outstanding	37,434,205	33,013,434	25,348,533

Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)
	2006	2005	2004
	$	$	$
Cash flows from operating activities Loss for the year	(1,063,257)	(1,375,553)	(1,569,893)
Items not affecting cash Amortization	4,018	4,981	1,930
Interest on notes payable paid in shares	-	-	15,732
Gain on settlement of liabilities	-	-	(25,398)
Accretion on notes payable	-	-	6,522
Stock option expense	119,169	423,552	631,956
	(940,070)	(947,020)	(939,151)
Net change in non-cash working capital items Accounts receivable and prepaid expenses	(71,687)	(13,482)	(17,589)
Accounts payable and accrued liabilities	(104,793)	(44,475)	(768,830)
	(1,116,550)	(1,004,977)	(1,725,570)
Cash flows from investing activities Expenditures on oil and gas properties - net	(116,718)	(379,308)	(390,156)
Recoveries from oil and gas properties	-	-	792,236
Performance bonds	2,730	2,274	54,298
Other assets	-	(17,185)	-
	(113,988)	(394,219)	456,378
Cash flows from financing activities Shares issued for cash	1,852,367	1,774,704	2,350,819
Proceeds from warrants issued	186,133	-	-
Issuance cost	(163,800)	-	-
Repayment of notes payable	-	-	(457,784)
	1,874,700	1,774,704	1,893,035
Increase in cash and cash equivalents	644,162	375,508	623,843
Cash and cash equivalents - Beginning of year	1,008,208	632,700	8,857
Cash and cash equivalents - End of year	1,652,370	1,008,208	632,700
Supplemental cash flow information (note 12)

Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

For the years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)
		Common shares			Equity
	Number		Shares allotted -	Contributed	component of notes	Cumulative	Total Shareholder
	of shares	Amount	not issued	surplus	payable	deficit	equity
		$	$	$	$	$	$
Balance - April 30, 2003	19,036,019	24,360,559	220,000	65,950	203,300	(12,120,603)	12,729,206
Shares issued to settle notes payable	495,774	148,732	-	-	-	-	148,732
Allotted shares issued	1,100,000	220,000	(220,000)	-	-	-	-
Shares issued for cash - net of costs	9,534,002	2,350,819	-	-	-	-	2,350,819
Stock compensation expense	-	-	-	631,956	-	-	631,956
Settlement of notes payable	-	-	-	203,300	(203,300)	-	-
Loss for the year	-	-	-	-	-	(1,569,893)	(1,569,893)
Balance - April 30, 2004	30,165,795	27,080,110	-	901,206	-	(13,690,496)	14,290,820
Shares issued for cash - net of costs	5,095,835	1,774,704	-	-	-	-	1,774,704
Stock compensation expense	-	-	-	423,552	-	-	423,552
Loss for the year	-	-	-	-	-	(1,375,553)	(1,375,553)
Balance - April 30, 2005	35,261,630	28,854,814	-	1,324,758	-	(15,066,049)	15,113,523
Shares issued for cash - net of costs	4,265,000	1,688,568	-	-	-	-	1,688,568
Shares issued for royalty payment	150,000	68,250	-	-	-	-	68,250
Stock compensation expense	-	-	-	119,169	-	-	119,169
Warrants issued under private placement	-	-	-	186,133	-		186,133
Loss for the year	-	-	-	-	-	(1,063,257)	(1,063,257)
Balance - April 30, 2006	39,676,630	30,611,632	-	1,630,060	-	(16,129,306)	16,112,386

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

1 Going concern and nature of operations

The Company was incorporated under the British Columbia Company Act on April 6, 1981 under the name Cove Energy Corporation. The Company changed its name to Derek Resources Corporation effective May 5, 1995 and to Derek Oil and Gas Corporation (Derek or the Company) effective March 3, 2003.

The Company is engaged in the acquisition, exploration and development of oil and gas properties. The Company’s current oil and gas activities are in the pre-production stage and, accordingly, Derek is an exploration stage company. The Company intends to advance the development of the LAK Ranch Project (which is located in Wyoming, U.S.) to commercial production through earn-in agreements with third parties (see note 3). Commercial production has not yet commenced.

Going concern

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity and debt financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. While management has been successful in obtaining such additional sources of finance in the past, there can be no assurance that it will be able to do so in the future. The Company has a history of operating losses and of negative cash flows from operations. In the year ended April 30, 2006, the Company incurred a loss of $1,063,257 and cash outflows from operating activities of $1,116,550. The Company’s deficit at April 30, 2006 totalled $16,129,306. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such adjustments could be material.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

2 Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, as they apply to these statements, differ in certain respects from those in the United States, as explained in note 8.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Derek Resources (USA) Inc.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessments of recoverability of the carrying values of oil and natural gas properties. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with maturities of three months or less at the date of purchase.

Royalty income

From time to time, the Company receives royalty payments from projects in which it has an interest. These proceeds are recorded when received. Some historic property interests do not have any carrying value attributed to them. These royalty receipts are recorded as other income.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Oil and gas interests

The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics, the timing of exploration work, the work programs and the exploration results achieved on the project. Where an impairment occurs a charge to earnings would be made. Once commercial production is achieved, the Company will apply a ceiling test to ensure that capitalized costs do not exceed total estimated future net revenues from the production of proved reserves less general and administrative expenses, financing costs, site restoration costs and income taxes related to future production. Any reduction in value as a result of the ceiling test will be charged to operations as additional depletion, depreciation, and amortization. The Company did not apply a ceiling test in 2006 or 2005 because it is at the pilot stage of development and no proven reserves have been established.

Once in commercial production, capitalized costs of proven reserves and equipment will be depleted using a unit-of-production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income. The Lak Ranch property is in the pilot stage of development. To date, there has been no commercial production from the property and as a result no depletion has been recorded.

The recoverability of the amounts shown for oil and gas properties is dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amounts shown as oil and gas interests represent net costs to date, less proceeds from oil sales, and do not necessarily represent present or future values.

Asset retirement obligation

The Company records the fair value of its asset retirement obligation (ARO) as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying value of the oil and gas property and once in production is depleted using a unit of production method over the life of the proved reserves. Subsequent to initial measurement, the obligation is adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Revenue recognition

Revenues associated with the production and sale of crude oil owned by the Company are recognized when title to the product passes to the purchaser.

Proceeds from sale of crude oil prior to the commencement of commercial production are offset against capitalized costs.

Translation of foreign currencies

Derek Resources (USA) Inc. is considered an integrated foreign subsidiary and accordingly, its results and balance sheets are translated into Canadian dollars using the temporal method. Under this method of translation, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheets date, and non-monetary assets and liabilities are translated at historic exchange rates. Income and expenses are translated at the average exchange rate for the period. Resulting exchange gains or losses are included in the determination of loss for the period.

Stock options

The Company follows the requirements of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, “Accounting for Stock-based Compensation and Other Stock-based Payments”. This standard requires a charge to be recognized in the financial statements where stock options are granted, depending on their vesting provisions.

Compensation expense is recognized when stock options are granted using the Black-Scholes model of estimating the fair value of the options granted in the period. Consideration paid for the shares on exercise of the stock option is credited to capital stock.

Loss per share

The loss per share is calculated using the weighted average number of shares outstanding during the reporting period. The dilutive effect of in-the-money stock options and warrants has not been included in the calculation of loss per share because to do so would be anti-dilutive.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

3	Oil and gas properties (unproven)

	2006	2005
	$	$
United States LAK Ranch Project, Wyoming, U.S. Acquisition costs Opening balance	(20,694)	(94,047)
Net royalty purchases	98,000	73,353
Closing balance	77,306	(20,694)
Exploration and development costs Opening balance	14,214,940	13,908,985
Surface preparation and construction	-	23,732
Field house, water and power	(1,466)	(16,811)
Professional engineering	(12,128)	32,710
General repairs and maintenance	-	43,876
Field site insurance	-	(6,043)
Field operating costs *	365,462	410,468
Direct wages	-	890
Asset retirement costs	59,688	-
Proceeds from sale of oil	(264,899)	(46,907)
	14,361,597	14,350,900
Less: SEC Oil and Gas Partnership contribution	-	(135,960)
Closing balance	14,361,597	14,214,940
Total	14,438,903	14,194,246

*

Field operating costs consist of the Company’s share of the operating expenses of LAK Ranch charged by the operator. These costs comprise principally lease operating expenses, steam operations and workovers. The average percentage of operating expenses borne by the Company in the year was 53% (2005 - 64%).

In April 2001, the Company was granted a 100% interest in the LAK Ranch Project, located near Newcastle, Wyoming, subject to various minimum and production royalty payments.

During the year ended April 30, 2002, as part of certain financings, the Company granted additional royalties of US$0.14 per barrel of oil produced on the LAK Ranch Project. In addition, overriding royalties of 19.9% of any eventual revenue were payable to various third parties. As of April 30, 2006, the Company has repurchased 5.4% of these overriding royalties for its own account, leaving 14.5% outstanding at year-end.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

In October 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (SEC), whereby SEC could earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of US$600,000 for expenditure on the LAK Ranch Project (spent). SEC will under this amended agreement receive a 10% net revenue share until 1.2 times payback (US$720,000) at which time their revenue interest will revert to 5%. The additional net revenues paid to SEC will be funded from the Company’s interest in the project and will reduce the Company’s net revenue until payback is achieved. As of April 30, 2006, the SEC has received $46,780 from the LAK Ranch Project.

In January 2004, the Company concluded an agreement with Ivanhoe Energy (Ivanhoe), whereby Ivanhoe can earn up to a 60% interest in the LAK Ranch Project by expending US$5,000,000 on capital development of the project. Ivanhoe and the Company are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time. Ivanhoe has earned an initial interest of 30% and will earn an additional 6% for each US$1,000,000 expended. Ivanhoe’s interest will be adjusted quarterly based on expenditures made. As at April 30, 2006, the ownership of the LAK Ranch Project was Ivanhoe 43%, SEC 5%, and the Company 52%. Ivanhoe has incurred capital development expenditures of approximately US$2,300,000 to April 30, 2006.

The Company has posted performance bonds of US$20,000 (2005 - US$20,000) in relation to the LAK Ranch Project.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Capital stock

a) Common shares Authorized
100,000,000 common shares without par value
Issued
	Number of shares	Amount
		$
Balance - April 30, 2003 (after consolidation)	19,036,019	24,360,559
Allotted shares issued	1,100,000	220,000
Private placements - net of issue costs	7,062,334	1,728,570
Options exercised	275,000	41,250
Shares issued to settle notes payable	495,774	148,732
Warrants exercised	2,196,668	580,999
Balance - April 30, 2004	30,165,795	27,080,110
Private placements - net of issue costs	735,000	374,246
Options exercised	525,000	104,750
Warrants exercised	3,835,835	1,295,708
Balance - April 30, 2005	35,261,630	28,854,814
Private placements - net of issue costs	3,940,000	1,620,068
Options exercised	325,000	68,500
Shares issued for royalty payment	150,000	68,250
Balance - April 30, 2006	39,676,630	30,611,632

In the year ended April 30, 2006, the Company completed a private placement raising $1,970,000 (net proceeds - $1,806,200) consisting of 3,940,000 units. Each unit consisted of one share and one-half share purchase warrant. Each full warrant entitles the holder to purchase another share for $0.70 until November 2007. The estimated fair value of the warrants issued was $186,132 and this amount is allocated to contributed surplus.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

b) Stock options outstanding

The Stock Option Plan allows the Company to grant stock options, at exercise prices equal to or above market price, in amounts up to 10% of the number of common shares issued. All of the options have a five-year term and vest on the grant date.

	Stock options	Weighted average exercise price $
Balance as at April 30, 2003	680,333	1.13
Cancelled	(655,333)	1.13
Exercised	(275,000)	0.15
Granted	3,020,000	0.30
Balance as at April 30, 2004	2,770,000	0.33
Cancelled	(260,000)	0.69
Exercised	(525,000)	0.20
Granted	1,125,000	0.56
Balance as at April 30, 2005	3,110,000	0.40
Cancelled	(25,000)	1.05
Forfeited	(105,000)	0.61
Exercised	(325,000)	0.21
Granted	350,000	0.47
Balance as at April 30, 2006	3,005,000	0.42

The following table summarizes the stock options outstanding and exercisable at April 30, 2006:

Range of	Number outstanding at	Weighted average remaining	Weighted average exercise
exercise prices	April 30, 2006	contractual life	price
$		(years)	$
0.15	1,125,000	2.2	0.15
028 - 0.30	100,000	2.5	0.30
0.48 - 0.55	1,205,000	4.2	0.53
0.60 - 0.80	575,000	2.8	0.73
	3,005,000	2.8	0.42

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

The Company follows the fair value method of accounting for stock options. During the year ended April 30, 2006, 350,000 options were granted at a fair value of $119,169 (2005 - 1,125,000 options granted valued at $423,552). The Black-Scholes method of options valuation was used with the following assumptions:

Dividend yield	nil
Risk free interest rate	3.59%
Expected life	5 years
Expected volatility	101%

c) Share purchase warrants outstanding

Each of the Company’s common share purchase warrants is convertible into one common share, upon payment of the exercise price.

	Share purchase warrants	Weighted average exercise price $

Balance as at April 30, 2003	3,594,967	1.21
Expired	(2,135,770)	1.25
Exercised	(2,196,666)	0.26
Issued	5,960,244	0.32
Balance as at April 30, 2004	5,222,775	0.37
Expired	(1,022,440)	0.42
Exercised	(3,835,835)	0.34
Issued	735,000	1.15
Balance as at April 30, 2005	1,099,500	0.80
Expired	(364,500)	0.90
Issued	1,970,000	0.70
Balance as at April 30, 2006	2,705,000	0.71

The Company has 2,705,000 warrants outstanding as at April 30, 2006, of which 735,000 have an exercise price of $1.15 and a weighted average remaining contractual life of .7 years, and the remaining 1,970,000 warrants have an exercise price of $0.70 for 1.5 years.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

5 Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

2006	2005	2004
$	$	$
Income tax recovery at statutory rates (337,667)	(489,970)	(556,000)
Permanent differences 39,327	150,867	223,816
Tax benefits not recognized 298,340	339,103	332,184
-	-	-
The components of unrecognized future tax assets are as follows:	2006	2005

	$	$
Future income tax assets Resource assets and other	160,205	59,044
Non-capital losses	1,976,041	2,075,471
	2,136,246	2,134,515
Less: Valuation allowance	(2,136,246)	(2,134,515)
Net future income tax assets	-	-

The Company also has estimated Canadian non-capital losses of $5.9 million which may be carried forward until 2007 to 2016, before expiring. No benefit has been recognized in respect of these amounts.

6 Segmented information

The Company currently operates in one reportable segment. Segmented information has been shown in note 3 for oil and gas properties. Substantially all the Company’s remaining assets and liabilities are in Canada.

7 Financial instruments

The carrying values of current assets, current liabilities and performance bonds approximate their fair values due to the relatively short periods to maturity.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

8 Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The significant measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are described below.

Consolidated balance sheets

There are no balance sheet measurement differences between Canadian and U.S. GAAP.

	2006	2005	2004
	$	$	$
Consolidated statements of loss Loss for the year under Canadian GAAP	(1,063,257)	(1,375,553)	(1,569,893)
Accretion on notes payable (i)	-	-	6,522
Loss for the year under U.S. GAAP	(1,063,257)	(1,375,553)	(1,563,371)
Loss per share under U.S. GAAP	(0.03)	(0.04)	(0.06)

i)

Certain previously held notes payable, with options to convert principal and interest into common shares of the Company, were split between debt and equity. Under U.S. GAAP, the conversion option would not be attributed any value and accordingly, the entire carrying amount of the notes payable would be classified as debt. Accordingly, accretion on the notes payable under Canadian GAAP is reversed for U.S. GAAP purposes.

ii)

U.S. GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as “the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners”. The comprehensive income statement reconciles the reported net income to the comprehensive income amount.

For U.S. GAAP purposes, there is no difference between the Company’s net income and comprehensive income.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Recent accounting pronouncements Canadian accounting pronouncements Non-monetary transactions

CICA Handbook Section 3831 “Non-Monetary Transactions” will be applicable to the Company commencing with the 2006 financial year. Reporting of the Company’s results is not expected to be materially affected by this standard.

Financial instruments

In January 2005, the CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Company is currently reviewing the impact of these new standards. These standards are as follows:

i)

Financial instruments - Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instruments gains or losses are to be presented.

ii)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

iii)

Comprehensive income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under U.S. GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

iv)

Recent U.S. accounting pronouncements

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company’s 2006 financial statements and is not expected to impact earnings.

9

Related party transactions

During the year, the Company entered into a services contract with another public company whereby the Company would provide management and administrative services for a fee of $2,500 per month. During the year, a total of $11,176 (2005 - $nil) was charged and an amount of $6,176 (2005 - $nil) was included in accounts receivable at the end of the year. The companies have a common director.

10

Commitments

The Company leased new premises from May 1, 2004. The lease has a remaining term of 12 months and commits the Company to monthly rent charges of approximately $4,530 per month.

11

Contingency

During the year, an independent third party sued Derek Oil & Gas Corporation for a 1% royalty interest in LAK Ranch. The independent party was a former consultant who claims he is owed the royalty pursuant to a letter agreement from 2001. The Company contends the third party did not meet the terms of the 2001 letter agreement, and therefore is not entitled to the royalty. The outcome of this legal action is not determinable at this time and therefore no liability has been recorded in connection with this lawsuit.

Derek Oil and Gas Corporation

(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

12	Supplemental cash flow information

	2006	2005	2004
	$	$	$
Interest paid	2,777	5,801	20,531
Non-cash investing and financing activities Shares issued for royalty payment	68,250	-	-
Shares issued to settle notes payable	-	-	133,000
	68,250	-	133,000